Mail Stop 3561

September 29, 2008

*By U.S. Mail and facsimile to (504) 576-2776*

J. Wayne Leonard
Chairman and Chief Executive Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

      **Re:**    **Entergy Corporation**
            **Form 10-K for Fiscal Year Ended December 31, 2007**
            **Filed February 29, 2008**
            **Definitive Proxy Statement on Schedule 14A**
            **Filed March 19, 2008**
            **Form 10-Q for Period Ended March 31, 2008**
            **Filed May 9, 2008**
            **Form 10-Q for Period Ended June 30, 2008**
            **Filed August 7, 2008**
            **File No. 001-11299**

Dear Mr. Leonard:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Financial Discussion and Analysis, page 5

1. You discuss significant factors and known trends affecting Entergy's business beginning on page 27. Please expand this section to discuss known uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

Report of Management, page 4

2. We note your statement in the last paragraph of this report that "management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2007." Considering this report appears to have been prepared with respect to Entergy's subsidiaries as well as Entergy itself, please confirm that management of Entergy's subsidiaries also believes that such subsidiaries maintained effective internal control over financial reporting as of December 31, 2007, as you indicate on page 351. Please also confirm that you will revise this report accordingly in future filings.

Form 10-Q for Period Ended June 30, 2008

Controls and Procedures, page 51

3. Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2008. Please also confirm that you will include this disclosure in future filings.

Exhibits 31

4.  The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. Please include the word "fiscal" in the parenthetical phrase in paragraph 4.(d) and ensure that you consistently provide this parenthetical.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Ronald E. Alper, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director